UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Atlantic Power Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

04878Q863
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,184,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,184,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,184,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,184,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,184,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,184,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,184,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,184,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,184,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,184,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,184,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,184,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,184,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,184,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,184,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,184,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,184,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,184,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 04878Q863

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value per share (the “Shares”), of Atlantic Power Corporation, a corporation continued under the laws of British Columbia, Canada (the “Issuer”).  The address of the principal executive offices of the Issuer is 3 Allied Drive, Suite 220, Dedham, Massachusetts 02026.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (“Mangrove Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	The Mangrove Partners Fund, L.P., a Delaware limited partnership (“Mangrove Fund”), as a controlling shareholder of Mangrove Master Fund;

(iii)	Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (“Mangrove Fund Cayman”), as a significant shareholder of Mangrove Master Fund;

(iv)	Mangrove Partners, a Cayman Islands exempted company, as the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman;

(v)	Mangrove Capital, a Cayman Islands exempted company, as the general partner of Mangrove Fund; and

(vi)	Nathaniel August, as the director of each of Mangrove Partners and Mangrove Capital.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each Reporting Person is a party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of Mangrove Master Fund and Mangrove Fund Cayman.  Mr. August is the sole director of Mangrove Partners and Mangrove Capital.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of Mangrove Fund, Mangrove Partners, Mangrove Capital and Mr. August is 645 Madison Avenue, 14th Floor, New York, New York 10022.  The address of the principal office of each of Mangrove Master Fund and Mangrove Fund Cayman is c/o Maples Corporate Services, Ltd., P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

CUSIP NO. 04878Q863

(c)           The principal business of Mangrove Master Fund is acquiring, holding and disposing of investment securities.  The principal business of Mangrove Fund is investing in Mangrove Master Fund.  The principal business of Mangrove Fund Cayman is investing in Mangrove Master Fund.  The principal business of Mangrove Partners is serving as the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman.  The principal business of Mangrove Capital is serving as the general partner of Mangrove Fund.  The principal occupation of Mr. August is serving as a director of each of Mangrove Partners and Mangrove Capital.

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. August is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The 8,184,331 Shares directly owned by Mangrove Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B annexed hereto (“Schedule B”).  The aggregate purchase price of the 8,184,331 Shares directly owned by Mangrove Master Fund is, in U.S. dollar terms, approximately $17,728,192, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On May 21, 2015, Mangrove Partners and the Issuer entered into a settlement agreement (the “Settlement Agreement”) in connection with the Issuer’s 2015 annual and special meeting of shareholders (the “2015 Annual Meeting”).  Reference is made to Item 4 of the Schedule 13D with respect to the Issuer filed by the Reporting Persons on May 21, 2015 for a detailed description of the Settlement Agreement, which description is qualified in its entirety by reference to the Settlement Agreement referenced as Exhibit 99.1 hereto and incorporated herein by reference.  The Reporting Persons have engaged in, and intend to continue to have, discussions with the Issuer regarding matters related to the Settlement Agreement, subject to the terms set forth therein.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, or engage in short selling of or any hedging or similar transaction with respect to the Shares, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

CUSIP NO. 04878Q863

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 122,130,947 Shares outstanding, as of November 2, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015.

A.	Mangrove Master Fund

(a)	As of the close of business on the date hereof, Mangrove Master Fund directly owned 8,184,331 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,184,331
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,184,331

(c)	The transactions in the Shares by Mangrove Master Fund during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

B.	Mangrove Fund

(a)
As of the close of business on the date hereof, Mangrove Fund, as a controlling shareholder of Mangrove Master Fund, may be deemed to beneficially own the 8,184,331 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,184,331
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,184,331

(c)	Mangrove Fund has not entered into any transactions in the Shares during the past sixty (60) days.

C.	Mangrove Fund Cayman

(a)
As of the close of business on the date hereof, Mangrove Fund Cayman, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 8,184,331 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.7%

CUSIP NO. 04878Q863

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,184,331
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,184,331

(c)	Mangrove Fund Cayman has not entered into any transactions in the Shares during the past sixty (60) days.

D.	Mangrove Partners

(a)
As of the close of business on the date hereof, Mangrove Partners, as the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman, may be deemed to beneficially own the 8,184,331 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,184,331
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,184,331

(c)	Mangrove Partners has not entered into any transactions in the Shares during the past sixty (60) days.

E.	Mangrove Capital

(a)
As of the close of business on the date hereof, Mangrove Capital, as the general partner of Mangrove Fund, may be deemed to beneficially own the 8,184,331 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,184,331
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,184,331

(c)	Mangrove Capital has not entered into any transactions in the Shares during the past sixty (60) days.

F.	Nathaniel August

(a)
As of the close of business on the date hereof, Mr. August did not directly own any Shares. As a director of each of Mangrove Partners and Mangrove Capital, Mr. August may be deemed to beneficially own the 8,184,331 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.7%

CUSIP NO. 04878Q863

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,184,331
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,184,331

(c)	Mr. August has not entered into any transactions in the Shares during the past sixty (60) days.

As of the close of business on the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 8,184,331 Shares, constituting approximately 6.7% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Settlement Agreement described in Item 4.

On February 1, 2016, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Settlement Agreement, dated May 21, 2015, by and between Mangrove Partners and the Issuer (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 21, 2015).

99.2	Joint Filing Agreement, dated February 1, 2016, by and among the Reporting Persons.

CUSIP NO. 04878Q863

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

	By:	MANGROVE PARTNERS as Investment Manager

	By:	/s/ Nathaniel August
		Name:	Nathaniel August
		Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

CUSIP NO. 04878Q863

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

CUSIP NO. 04878Q863

SCHEDULE A

Directors of The Mangrove Partners Master Fund, Ltd. and Mangrove Partners Fund (Cayman), Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August, Director	Director of Mangrove Partners and Mangrove Capital	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

David Bree, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands

Kevin Phillip, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Trinidad and Tobago

CUSIP NO. 04878Q863

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

THE MANGROVE PARTNERS MASTER FUND, LTD

93,500	1.9947	12/03/2015
142,530	1.8785	12/07/2015
62,723	1.9239	12/08/2015
81,562	1.9455	12/09/2015
100,000	1.9258	12/10/2015
200,000	1.8729	12/11/2015
150,000	1.7527	12/14/2015
88,341	1.7294	12/16/2015
34,000	1.6429	12/17/2015
39,000	1.6490	12/18/2015
400	1.6500	12/21/2015
22,900	1.6937	12/28/2015
162,320	1.7152	01/11/2016
52,372	1.6965	01/12/2016
71,650	1.6885	01/13/2016
50,945	1.6918	01/14/2016
55,082	1.6370	01/15/2016
126,561	1.6790	01/19/2016
176,287	1.6219	01/20/2016
59,814	1.7386	01/25/2016
77,083	1.7806	01/27/2016
50,000	1.8000	01/27/2016
35,000	1.7500	01/28/2016